UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                Amendment No. 1*

                    Under the Securities Exchange Act of 1934

                           Aspect Communications Corp.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    04523Q102
                                 (CUSIP Number)

                                 Michael C. Neus
                                   Perry Corp.
                          767 Fifth Avenue, 19th Floor
                               New York, NY 10153
                                 (212) 583-4000
  (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  July 5, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f), or 13d-1(g), check the following box |X|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Perry Corp.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    4,925,200
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        NONE
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           4,925,200
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    NONE
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,925,200
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.99%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IA, CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Richard C. Perry
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    4,925,200 (all shares beneficially owned by Perry Corp.)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        NONE
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           4,925,200 (all shares beneficially owned by Perry Corp.)
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    NONE
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,925,200
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.99%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN, HC
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER:

This statement on Schedule 13D relates to shares of common stock, $0.01 par value per share of Aspect Communications Corp., a California corporation (the "Issuer") acquired by private investment funds managed by Perry Corp. (the "Shares"). The principal executive offices of the Issuer are located at 1320 Ridder Park Drive, 9th Floor, San Jose, CA 95132-2312.

ITEM 2. IDENTITY AND BACKGROUND:

This statement on Schedule 13D is filed on behalf of Perry Corp., a New York corporation, and Richard C. Perry, an American citizen. Perry Corp. is a registered investment adviser that provides asset management services to private investment funds. Richard C. Perry is the President, sole director, and sole stockholder of Perry Corp. The address of Perry Corp. and Richard C. Perry is 767 Fifth Avenue, 19th Floor, New York, NY 10153. A joint filing agreement of Perry Corp. and Richard C. Perry is attached hereto as Exhibit A.

            The names, citizenship, business addresses and principal occupations of each of the directors and executive officers of Perry Corp. (other than Richard C. Perry) are set forth in Schedule B, which is incorporated herein by reference.

            During the last five years, neither Perry Corp., Richard C. Perry, nor any of the persons listed in Schedule B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

            The Shares were acquired by two or more private investment funds for which Perry Corp. acts as a general partner and/or investment adviser. The source of funds for the purchases of the Shares was the working capital of such investment funds. The total purchase price for the Shares was $46,882,459.

ITEM 4. PURPOSE OF TRANSACTION:

            The Shares were acquired in the ordinary course of business by two or more private investment funds managed by Perry Corp. This Schedule 13D is being filed as a result of the July 5, 2005 (the "Event Date") announcement of a proposed merger by parties unrelated to Perry Corp. which, if consummated, would result in a change in control of the Issuer. Although the proposed merger involves parties unrelated to Perry Corp., as a result of the announcement, Perry Corp. could be deemed, as of the Event Date, to hold the Shares with the effect of changing or influencing control of the Issuer. Perry Corp. may engage in communication with respect to the terms and conditions of the proposed merger with the Issuer and other stockholders of the Issuer or with other third parties, including the Issuer's proposed merger partner or its affiliates. Perry Corp. reviews its holdings of the Issuer on an ongoing basis. Depending on such review, and subject to the conditions below, Perry Corp. may make additional purchases or sales of the Shares in the future. Except as otherwise described herein, none of Perry Corp., Richard C. Perry or the persons listed on Schedule B have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

            (a)-(b) Perry Corp. is the indirect beneficial owner of 4,925,200 Shares, which constitutes approximately 7.99% of the Issuer's outstanding shares, based upon 61,609,494 Shares outstanding as of July 5, 2005. Perry Corp. has sole power to vote and sole power to dispose of the 4,925,200 Shares. By virtue of his position as President and sole stockholder of Perry Corp., Richard
C. Perry may be considered to indirectly beneficially own such Shares.

            (c) See Exhibit B attached hereto. The transactions set forth on Exhibit B were made by private investment funds for which Perry Corp. acts as a general partner and/or investment adviser within the past 60 days. After the Event Date, one or more private investment funds for which Perry Corp. acts as a general partner and/or investment adviser erroneously acquired shares of the Issuer. When the erroneous trades were discovered, they were promptly reversed and treated as trading errors. Neither Perry Corp. nor private investment funds for which Perry Corp. acts as a general partner and/or investment adviser gained any profit from such trading errors, and Perry Corp. bore all costs in connection with the reversal of such trading errors.

            (d) The limited partners of (or investors in) each of two or more private investment funds for which Perry Corp. acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

            (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

            Except for the arrangements described in Item 5(d) above, to the best knowledge of Perry Corp., there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

      Exhibit A --      Agreement between Perry Corp. and Richard C. Perry to
                        file this statement jointly on behalf of each of them.

      Exhibit B --      List of transactions in Issuer's common stock taking
                        place during the 60 day period preceding this filing.

      Schedule A --     Executive Officers and Directors of Perry Corp. (other
                        than Richard C. Perry).

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        PERRY CORP.

Dated: July 25, 2005
       New York, New York               By:
                                                /s/ Richard C. Perry
                                                ----------------------------
                                                Name: Richard C. Perry
                                                Title: President


Dated: July 25, 2005
       New York, New York
                                                /s/ Richard C. Perry
                                                ----------------------------
                                                Richard C. Perry

                                                                       EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D

            The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Aspect Communications Corp., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

                                        PERRY CORP.

Dated: July 25, 2005
       New York, New York               By:
                                            /s/ Richard C. Perry
                                            --------------------------------
                                            Name: Richard C. Perry
                                            Title: President


Dated: July 25, 2005
       New York, New York
                                        /s/ Richard C. Perry
                                        ------------------------------------
                                            Richard C. Perry

                                                                       EXHIBIT B

                              List of Transactions

Trade Date           Transaction          Quantity                 Price
--------------------------------------------------------------------------------
 05/10/05                BUY              20,000.00                 8.793
 05/17/05                BUY              61,600.00                8.6256
 05/19/05                BUY              38,300.00                8.8861
 06/09/05                BUY              20,000.00                9.7381
 06/16/05                BUY              65,000.00               10.3295
 06/17/05                BUY              55,000.00               10.2931
 06/20/05                BUY              10,000.00               10.1311
 06/21/05                BUY              20,000.00                9.9768
 06/22/05                BUY              18,500.00                9.9447
 06/22/05                SELL            100,000.00               10.4886
 06/23/05                SELL             50,000.00               10.8512
 06/24/05                SELL             50,000.00               11.5114
 06/27/05                BUY              22,100.00               10.6217
 06/28/05                SELL             50,000.00               11.5241
 06/29/05                SELL              8,000.00               11.5979
 06/30/05                SELL              1,700.00                 11.52

                                                                      SCHEDULE A

                 Executive Officers of Perry Corp. (other than Richard C. Perry)

Name & Principal Occupation              Citizenship          Business Address
---------------------------              -----------          ----------------
Randall Borkenstein,                     USA                  c/o Perry Corp.
Chief Financial Officer of Perry Corp.                        767 Fifth Avenue
                                                              19th Floor
                                                              New York, NY 10153